SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 27, 2008

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated June 27, 2008 regarding “Sony Ericsson sees continued market challenges.”

PRESS RELEASE	June 27, 2008

Sony Ericsson sees continued market challenges

Sony Ericsson, the 50/50 joint venture between Ericsson (NASDAQ:ERIC) and Sony Corporation (NYSE:SNE), today announced that the company sees continued market challenges impacting sales and profit in the second quarter 2008.

As Sony Ericsson announced today, they expect to ship approximately 24 million phones during the second quarter of 2008 with an estimated ASP (Average Selling Price) of EUR 115. Gross margin is expected to decline both year over year and sequentially. Net income before taxes is estimated to be about break-even for the second quarter of 2008.

Sony Ericsson’s press release can be found on the Ericsson web site

www.ericsson.com/ericsson/press/releases as well as on the Sony Ericsson web site

http://www.sonyericsson.com/cws/corporate/press/pressreleases/latestnews.

Sony Ericsson reports results of the second quarter 2008 on July 18 and Ericsson reports results of the second quarter 2008 on July 22, 2008.

Ericsson is the world’s leading provider of technology and services to telecom operators. The market leader in 2G and 3G mobile technologies, Ericsson supplies communications services and manages networks that serve more than 195 million subscribers. The company’s portfolio comprises mobile and fixed network infrastructure, and broadband and multimedia solutions for operators, enterprises and developers. The Sony Ericsson joint venture provides consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of ‘communication for all’ through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 70,000 employees generated revenue of USD 27.9 billion (SEK 188 billion) in 2007. Founded in 1876 and headquartered in Stockholm, Sweden, Ericsson is listed on OMX Nordic Exchange Stockholm and NASDAQ.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Sony Ericsson Corporate Communications & PR
Press telephone number: +44 208 762 5858
Aldo Liguori: +44 20 87625860
Merran Wrigley: +44 20 87625862
E-mail: press.global@sonyericsson.com

Ericsson Investor Relations
Ericsson Investor Relations
Phone: +46 8 719 00 00
E-mail: investor.relations@ericsson.com

Ericsson Media Relations
Phone: +46 8 719 69 92
E-mail: press.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on June 27, 2008, at 1.00 pm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: June 27, 2008